

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05002517

January 24, 2005



RECD S.E.C.
JAN 25 2005
1086


Michael L. Miller
Vice President
Law & Secretary
Northwest Airlines, Inc.
Department A1180
2700 Lone Oak Parkway
Eagan, MN 55121-1534

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2005

Re: Northwest Airlines Corporation
Incoming letter dated December 15, 2004

Dear Mr. Miller:

This is in response to your letter dated December 15, 2004 concerning the shareholder proposal submitted to Northwest by John Chevedden. We also have received a letter from the proponent dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278


nwa
NORTHWEST AIRLINES®

**Michael L. Miller**
Vice President
Law & Secretary

Northwest Airlines, Inc.
Department A1180
2700 Lone Oak Parkway
Eagan MN 55121-1534
nwa.com
612.726.7135
Fax 612.726.7123
michael.miller@nwa.com

VIA FEDERAL EXPRESS AND FILED ELECTRONICALLY

December 15, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Northwest Airlines Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal and supporting statement (the "2005 Proposal"), a copy of which is enclosed as Exhibit A, from Mr. John Chevedden for inclusion in the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials") to be held on April 29, 2005.

The Company intends to omit the 2005 Proposal from the Company's 2005 Proxy Materials. The Company hereby requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action if the Company omits the 2005 Proposal from its 2005 Proxy Materials in reliance on Rule 14a-8(h)(3) promulgated under the Securities Exchange Act of 1934, as amended. We also request that the Staff confirm that it will not recommend enforcement action against the Company should it omit any stockholder proposal filed by Mr. Chevedden for inclusion in the Company's 2005 Proxy Materials and in its proxy materials for its 2006 Annual Meeting of Stockholders. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter including the exhibits.

The 2005 Proposal requests that the Company's Board of Directors "redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item..." The Company had also received from Mr. Chevedden for inclusion in its proxy materials for the Company's 2004 Annual Meeting of Stockholders a substantially similar stockholder proposal (the "2004 Proposal"), a copy of which is attached as Exhibit B. The 2004 Proposal was included in the Company's proxy materials for its 2004 Annual Meeting of Stockholders.


WORLDWIDE
KLM
nwa
RELIABILITY

Mr. Chevedden did not attend the 2004 Annual Meeting, which was held at 9:30 a.m. (ET) on Friday, April 23, 2004 at the Equitable Center Auditorium in New York City, New York. Shortly before the commencement of the meeting, Mr. Chevedden faxed to the Company's principal offices in Eagan, Minnesota a letter in which he designated Mr. Robert Pierre Louis as his authorized representative to present his proposal at the meeting. Given the difference in time zones between the location of the meeting and the location of the Company's principal offices and the fact that the letter was not faxed until the morning of the meeting, the letter was not received by the Company's representatives attending the meeting before the meeting commenced.

The meeting commenced promptly at 9:30 a.m. (ET). At some point after the meeting commenced, Mr. Louis appeared at the registration table and presented a copy of Mr. Chevedden's letter that had been faxed to the Company's principal offices earlier that morning. Mr. Louis completed a registration card and was admitted to the meeting. Meanwhile, Mr. Gary Wilson, Chairman of the Board of Directors of the Company, and Mr. Michael Miller, the Company's Secretary, had commenced the meeting. After completion of voting on the election of the directors, Mr. Wilson proceeded to the next item of business on the meeting agenda—voting on the 2004 Proposal. Since the Company representatives at the meeting had not received Mr. Chevedden's letter designating Mr. Louis to present the proposal, Messrs. Wilson and Miller assumed Mr. Chevedden would be presenting his proposal. While Mr. Chevedden had submitted a proposal for inclusion in the Company's proxy materials for each of the Company's annual meetings of stockholders held in 2001, 2002, 2003 and 2004, Mr. Chevedden had not personally attended any of the prior meetings. Mr. Chevedden's representative, Mr. William Steiner, attended the meetings held in 2001, 2002 and 2003. Messrs. Wilson and Miller had therefore never met Mr. Chevedden. Following voting on the election of directors, Mr. Wilson stated: "The next matter being submitted to stockholders for action is a stockholder proposal regarding the Company's stockholder rights plan. Mr. John Chevedden previously advised the Company that he intended to present this proposal at this meeting. If Mr. Chevedden is in attendance, he may now step up to a microphone and present this item for a vote by the stockholders." Mr. Wilson then paused for Mr. Chevedden to come forward to present the 2004 Proposal. Nobody in the auditorium stepped forward to present the 2004 Proposal. Mr. Wilson then proceeded to the next item of business on the agenda for the meeting.

At some point during the meeting, Mr. Louis appeared in the auditorium and took a seat towards the back of the auditorium. We do not know whether Mr. Louis arrived in the auditorium before or after Mr. Wilson requested that Mr. Chevedden present the 2004 Proposal; however, if Mr. Louis was in attendance at the time Mr. Wilson requested that the proposal be presented, he did not step forward to present the proposal. Nor did he make any effort to identify himself, make any statement or present the 2004 Proposal at anytime during any portion of the meeting, either during the business portion of the meeting or during the question and answer session in which stockholders were given the opportunity to ask questions or make a statement. Following the business portion of the meeting, Mr. Miller reported the voting results on each item voted upon at the meeting. After reporting the voting results for the election of directors, Mr. Miller stated that, since the 2004 Proposal had not been presented at the meeting, no vote had been taken on the proposal. Again, nobody stood up to object or to request a vote on the 2004 Proposal. Following the meeting, Mr. Louis introduced himself to a Company representative who took him to see Mr. Miller. Mr. Louis explained to Mr. Miller that he had just learned that morning that he was supposed to attend the meeting as Mr. Chevedden's representative, and that he was late in arriving at the meeting. He apologized for not being present when the 2004 Proposal was supposed to have been presented.

Mr. Chevedden later telephoned Mr. Miller at Mr. Miller's office. During that call, Mr. Miller explained to Mr. Chevedden that Mr. Louis had not presented the 2004 Proposal at the meeting and that no vote therefore occurred with respect to the proposal. On April 29, 2004, Mr. Chevedden sent a letter to the Office of Chief Counsel of the Division of Corporation Finance of the SEC stating that a newspaper article reported that the Company's stockholders had voted "down" the 2004 Proposal at the Company's meeting, whereas Mr. Miller had reported to him that the 2004 Proposal had not been voted on at the meeting. On July 23, 2004, the Company filed with the SEC its Form 10-Q for the quarter ended June 30, 2004, which contained the voting results for the items of business voted on at the 2004 Annual Meeting. The Form 10-Q included voting results with respect to the election of directors elected by the holders of the Common Stock and by holders of the Series C Preferred Stock, but did not include any voting results regarding the 2004 Proposal since that proposal had not been presented at the meeting.

Rule 14a-8(h)(3) provides that if neither a stockholder proponent nor a qualified representative appears <u>and presents</u> the proposal, without good cause, the company will be permitted to exclude all proposals from that proponent from its proxy materials for any meetings held in the following two calendar years [emphasis added]. The Staff has indicated that it is the stockholder's responsibility to take whatever steps may be necessary to ensure that its representative is adequately prepared to arrive at the time and place of the meeting. See International Business Machines Corporation (January 24, 2003); Fleet Boston Financial Corp. (January 3, 2002); Burlington Northern Santa Fe Corporation (December 27, 2002); Safeway Inc. (March 7, 2002); Transamerica Inc. (December 27, 1989). In other letters, the Staff has made clear that it is up to the proponent or his or her representative to present the proposal at the appropriate time during the meeting. See e.g. Raytheon Company (January 22, 2003); Paccar Inc. (February 11, 2000); Hubbell Incorporated (January 7, 2004); Sonat Inc. (January 6, 1994). Since neither Mr. Chevedden nor Mr. Louis presented the 2004 Proposal at the meeting, and, more importantly, since neither has proffered any excuse or cause whatsoever for their failure to present the proposal, Mr. Chevedden's 2005 Proposal may be omitted under Rule 14a-8(h)(3).

The Company respectfully requests that the Staff agree that it will not recommend any enforcement action if the 2005 Proposal is omitted from the Company's 2005 Proxy Materials and if the Company omits any proposal by Mr. Chevedden from its 2005 Proxy

Materials and its proxy materials for its 2006 Annual Meeting of Stockholders. By copy of this letter, we are advising Mr. Chevedden of these reasons why his 2005 Proposal may be excluded from our 2005 Proxy Materials. Mr. Chevedden is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff. If there are any questions relating to this letter, please contact the undersigned at (612) 726-7135. Thank you for your attention to this matter.

Very truly yours,



Michael L. Miller
Vice President – Law & Secretary

cc: Mr. John Chevedden (via facsimile at (310) 371-7872)

Exhibit A

3—Redeem or Vote Poison Pill

RESOLVED: Redeem or Vote Poison Pill. The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

**Pills Entrench Current Management**

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take of the Street" by Arthur Levitt, SEC Chairman, 1993-2001

**Like a Dictator**

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

**Poison Pill Negative**

"That's the key negative of poison pills—instead of protecting investors, they can also preserve the interests of management deadwood as well."

*Morningstar.com*, Aug. 15, 2003

**The Potential of a Tender Offer Can Motivate Our Directors**

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

*Wall Street Journal,* Feb. 24, 2003

**Stock Value**

I believe that if a poison pill makes our company difficult to sell or exchange for stock in a more valuable company—that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

---

Exhibit B

## 2—Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as soon as may be practical. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

| Year | Rate of Support |
|---|---|
| 2001 | 41% |
| 2002 | 45% |
| 2003 | 44% |

These percentages are based on yes and no votes cast. I believe this level of shareholder support is significant because this support followed our Directors' objections. Only 15% of shares supported our Directors' position on this topic in 2003 based on shares which voted yes, no or abstain. And insiders own 29% of our stock.

I do not see why our Directors object to this proposal because it gives our Directors the flexibility to obtain our input and to ignore our shareholder vote if our Directors have a good reason. In three years our Directors have not responded with any management position evidence that our directors consulted with a corporate governance authority who supported this proposal topic. This topic also won an overall 60% yes-vote at 79 companies in 2003.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

**Poison Pill Negative**

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Morningstar.com*

**The Potential of a Tender Offer Can Motivate Our Directors**

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

**Diluted Stock**

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer four our stock should fail.

Source: *The Motley Fool*

**Like a Dictator**

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you. "Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

T. J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response—hoping to gain points in the new corporate governance rating systems. A response, with a loophole to allow our directors to give a poison pill without a shareholder vote at any time, would not substitute for this proposal.

**Council of Institutional Investors Recommendation**

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on a Poison Pill
Yes on 2

---

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

**Northwest Airlines Corporation (NWAC)**
**Proponent Position on Company No-Action Request**
**Rule 14a-8 Proposal: Redeem or Vote Poison Pill**
**Proponent: John Chevedden**

Ladies and Gentlemen:

Due to the company's numerous qualifications and omissions there is nothing in the company's devious description of the annual meeting to challenge this sequence of events:

• The qualified presenter of the shareholder proposal, Robert Pierre Louis was seated at the annual meeting at the proper time for the presentation of the shareholder proposal.
• The company knew that Mr. Louis was the qualified presenter before he was seated at the annual meeting.
• The company acknowledged that Mr. Chevedden always sent a representative to the company's annual meetings to present shareholder proposals.
• The company failed to give adequate notice to Mr. Louis. Instead the company gave misleading directions by stating only, "If Mr. Chevedden is in attendance, he may now step up to a microphone and present this item for a vote by the stockholders."

The company seems to have very selective, limited and/or withheld memory of the annual meeting which would preclude contact with unnamed individuals to verify for accuracy:
• The company claims that Mr. Louis introduced himself to a Company representative. However the company appears to be unable or unwilling to disclose the name of the "Company representative."

According to the attached article the shareholder proposal was "voted down":
"During the official meeting, airline shareholders voted down a proposal that would have required airline officials to seek input from them before enacting a 'poison pill' during a takeover attempt."

The company is potentially in the position of releasing conflicting information to shareholders who read "voted down" in the news article and then read the company July 23, 2004 Form 10-Q which said "did not include any voting results regarding the 2004 Proposal ..."

If the company released conflicting information in a Form filing then what does this do to the company's credibility in submitting this no action request.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Michael Miller

April 23, 2004

Quiet Northwest annual meeting

Andrew Tellijohn

Staff reporter

It has been a solid 24 hours for Northwest Airlines Corp. In the wake of its pilots union's decision Thursday to propose $200 million in cuts to help the airline regain profitability, the Eagan-based carrier called to order and concluded a relatively nonconfrontational annual meeting in less than a half-hour on Friday morning.

Northwest officials didn't address the pilots' plan during the meeting, which was held in a basement auditorium at The Equitable Life Building in Midtown New York City.

In a brief interview following the meeting, President Doug Steenland withheld comment on the pilots' offer. "I haven't seen the proposal," he said.

During the official meeting, airline shareholders voted down a proposal that would have required airline officials to seek input from them before enacting a "poison pill" during a takeover attempt.

The poison pill provision allows the company to fill the market with additional shares in the event it learns of a takeover attempt. The measure to require a non-binding shareholder vote was proposed by Redondo Beach, Calif., shareholder John Chevedden, who owns 150 shares of the company.

Chevedden has proposed similar items at other companies and said the measures have passed at many, including St. Louis-based Monsanto Co. and Valley Forge, Pa.-based UGI Corp.

Reached at home following the meeting, Chevedden said without the "no" votes by company insiders, who own 29 percent of the shares, the proposal would probably have passed. Company officials said a vote tally was unavailable by the end of the meeting.

This is the fourth time the issue has been on the shareholder meeting agenda. It has received support from more than 40 percent of shareholders three previous times, according to Securities and Exchange Commission filings.

Chevedden intends to bring forth additional corporate governance proposals in coming years. "I think they have a lot of room for improvement."

In other agenda items, Northwest elected and introduced its entire slate of 15 board members.

Following adjournment, Chairman Gary Wilson took questions from the audience of fewer than 50 people. One shareholder asked when Northwest would pay a dividend, to which Wilson responded "I think we are going to have to wait a very long time" due to the company's long-term debt and current financial situation.

Another attendee voiced concern about a personal experience while flying at the new Midfield terminal at Detroit Metro Airport. Wilson apologized to the man, but added that "most of our satisfaction numbers are tremendous compared with what we had there before."

The most contentious issue brought forth came from the Professional Flight Attendants Association (PFAA). Tracy Walker, a flight attendant and at-large member of the union, voiced concern that the PFAA does not have a seat on the board while noting that Ray Benning Jr., who was re-elected Friday, is a representative of the International Brotherhood of Teamsters, which was voted out as the airline's flight attendant union last year.

The seat should have gone to the PFAA when it was voted to replace the Teamsters last year, Walker and President Guy Meek contended.

Wilson told Walker the company was following the contract signed in 1993 when the flight attendants made concessions to help the airline survive. Other company officials added that it would take a shareholder vote to amend that contract to allow a seat for the PFAA.

Following the meeting, Steenland said it's not unusual for the airline's annual meetings to be fast and sparsely attended.

The company offers many opportunities for employees and shareholders to voice concerns and ask questions throughout the year, he added.

"It was a normal Northwest Airlines meeting," he said, adding that the company "views this as a business meeting we need to do" to stay in compliance with regulations.

atellijohn@bizjournals.com | (612) 288-2102

## 3 – Redeem or Vote Poison Pill

RESOLVED: Redeem or Vote Poison Pill. The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

**Pills Entrench Current Management**

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

**Like a Dictator**

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

**Poison Pill Negative**

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

*Morningstar.com,* Aug. 15, 2003

**The Potential of a Tender Offer Can Motivate Our Directors**

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

*Wall Street Journal*, Feb. 24, 2003

**Stock Value**

I believe that if a poison pill makes our company difficult to sell or exchange for stock in a more valuable company – that our stock has less value.

**Redeem or Vote Poison Pill**
**Yes on 3**

---

Notes:

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Northwest Airlines Corporation
Incoming letter dated December 15, 2004

The proposal relates to poison pills.

There appears to be some basis for your view that Northwest may exclude the proposal under rule 14a-8(h)(3). We note your representation that Northwest included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative presented the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to present the proposal. Under the circumstances, we will not recommend enforcement action to the Commission if Northwest omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Northwest by the same proponent with respect to the annual meetings held during calendar year 2005 and calendar year 2006.

Sincerely,



Sara D. Kalin
Attorney-Advisor